Exhibit 99.1
Satyam Board
Appoints BCG as Management Advisors;
Goldman Sachs & Avendus as Investment Bankers;
Confirms payment of January 2009 salaries
Hyderabad, INDIA, January 27, 2009: Satyam Computer Services Limited (NYSE: SAY) today announced key decisions at its Board meeting on 27th January, 2009, in Hyderabad.
Today’s board meeting — the fourth since its reconstitution on 10th Jan 09 — was chaired by Mr. Manoharan. The Board had earlier met on 26th Jan 2009, for over three hours.
The Board has appointed Boston Consulting Group as Management Advisors to support the Directors and the Satyam Leadership team. A dedicated 3 member senior team from BCG is expected to work closely during this revival process. “An important point to note is that they will not be charging Satyam any fees for their services and this reflects on their commitment to the task on hand” Mr. Parekh stated.
The board today said it had concluded most of the discussions relating to the financing requirements of the company. These funds will help tide over the immediate, compelling operational expenses.
The company reaffirmed that the salaries for January 2009 will be paid, as scheduled and that this would be achieved from its internal accruals / receivables. Further validations have been done relating to the employee numbers of Satyam Computer Services Ltd., and there are sufficient data points to reinforce the understanding that the earlier reported numbers hold good.
The proposed Management structure was further discussed and a formal statement reflecting the plan of action will be released this week.
The board has announced the appointment of Goldman Sachs and Avendus as Investment bankers to advise the company on the way forward and to explore various strategic options.
The various options under consideration include :
     a. Identifying strategic investors
     b. Obtaining expressions of Interest and
     c. Ensuring a fair, transparent approach to the entire process

Commenting on the move, Mr. Manoharan said “The Board has received several proposals from Corporate entities as well as from select PE firms. Some have shown interest in evaluating Satyam as an integrated entity, while others have expressed interest in portions of Satyam’s business. A sale of ‘parts’ of Satyam at this stage would be contrary to the mandate of regulating the affairs of Satyam as a going concern, as stipulated by the Government of India. It is therefore not an option that is being evaluated currently”
Responding to the move by a corporate entity to acquire large portions of Satyam shares in the open market, Mr. Manoharan said “The reasons for the same are best explained by the purchaser. It should not be taken as an indication of support by the Government nominated Board, for change of control of Satyam, at this stage. Appropriate, fair and transparent measures for enabling open bids will be devised by the company’s Board in consultation with SEBI and the Government of India, since adequate number of bidding interests have been evinced to the new Board. It is important to keep in view that this is now a Government administered company, reporting to the Company Law Board and the Ministry of Corporate Affairs.”
Speaking on customers, Mr. Kiran Karnik said “I have been talking to quite a few customers and partners, every day. It is heartening to note that they continue to engage with us, confidently. While a few are discussing risk mitigation plans, they are closely monitoring and wanting to see Satyam’s return to long term sustainability. We have been assured by the actions of some of our key customers, who have sent strong messages to other vendors, to refrain from poaching Satyam’s associates or business. There is also a steady improvement in the Statement of Work (SoW) extensions. We continue to reach out to our customers, where required, to reassure them at every stage”
“All these actions reflect the sense of urgency and determination and these steps will help restore stakeholder confidence, ensure stability and growth and bring back the glory that the Satyamites truly deserve” said Mr. Manoharan, who chaired today’s meeting.

About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in numerous industries across the globe.
Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve clients, including Fortune 500. For more information, see www.satyam.com.
Satyam Contacts:
For clarifications, write to us at MediaRelations@Satyam.com
Or contact our global Satyam PR representatives at:

India	Deepa Jayaraman deepa.jayaraman@ipan.com +91-981-980-8681

US	Melissa Baratta mbaratta@ricochetpr.com +1-212-679-3300 ext. 118

Europe	Sandeep Thawani Sandeep_Thawani@Satyam.com +44-783-010-3838

Asia-Pacific	Dan Bleakman Dan@howorth.com.au +61-439-408-484 Reshma Wad Jain Reshma@wer1.net +65-98-140-507

Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the quarter ended September 30, 2008, furnished to the Securities and Exchange Commission on 07 November, 2008, and the other reports filed with the Securities and Exchange Commission from time to time. These filings are available at http://www.sec.gov